Exhibit 12.3
PUBLIC SERVICE COMPANY OF NEW MEXICO
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Nine Months Ended		Year Ended December 31,
	September 30, 2011		2010	2009	2008		2007	2006
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$54,468		$73,423	$73,104	$72,427		$58,045	$49,379
Amortization of debt premium, discount and expenses	919		1,274	1,336	4,345		4,618	2,871
Interest from discontinued operations (including capitalized interest)	—		—	1,027	13,758		12,546	11,790
Estimated interest factor of lease rental charges	3,114		4,103	4,517	4,553		4,661	4,337
Total Fixed Charges	$58,501		$78,800	$79,984	$95,083		$79,870	$68,377

Earnings, as defined by the Securities and Exchange Commission:

Earnings (loss) from continuing operations before income taxes and non-controlling interest	$78,208		$107,288	$45,627	$(69,324)		$34,611	$89,657
Fixed charges as above	58,501		78,800	79,984	95,083		79,870	68,377
Non-controlling interest in earnings of Valencia	(10,764)		(13,563)	(11,890)	(7,179)		—	—
Interest capitalized	(1,220)		(2,811)	(6,067)	(7,363)		(10,033)	(5,257)

Earnings Available for Fixed Charges	$124,725		$169,714	$107,654	$11,217		$104,448	$152,777

Ratio of Earnings to Fixed Charges	2.13	[1]	2.15	1.35	0.12	[2]	1.31	2.23

[1] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the nine months ended September 30, 2011 includes a pre-tax loss of $17.5 million due to the write-off of regulatory disallowances. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 2.43.

[2] The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $83.9 million for the year December 31, 2008.